EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

August 23, 2011	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD ANNOUNCES COMMENCEMENT OF ITS 2011

CORE DRILLING PROGRAM - STEWART PROPERTY, B.C.

Emgold Mining Corporation (“Emgold” or the “Company”) is pleased to announce that it has obtained the necessary exploration permits and has commenced its 2011 field exploration program for its Stewart Property, B.C.  In December 2010, Emgold raised CDN$500,000 in flow through funding for exploration work at Stewart in 2011.  The Company plans to use these funds to drill and potentially expand the Stewart Moly Zone, with a goal of ultimately defining a National Instrument 43-101 (NI 43-101) compliant molybdenum resource.  Emgold plans to drill approximately 20 holes totaling 2,700 meters to complete this drill program, subject to field results.

The Stewart Property is located in the Nelson mining district, near Salmo, B.C and is an attractive poly-metallic exploration property.  It contains a variety of styles and types of mineralization, with targets identified in different areas within the property.  Targets include the Stewart Moly Zone, the Arrow Tungsten Zone, the Craigtown Gold Zone, and the Free Silver Zone.

Stewart Moly Zone

Previous exploration of the Stewart Moly Zone has included geological mapping, soil and rock geochemistry, geophysics, trenching and drilling.  The most extensive of those historic programs was conducted by Shell Canada Resources in 1980-1981 and Selco Inc. in 1983. The two companies were searching primarily for molybdenum and drilled 23 holes in the area.

In 1980 Shell drilled three diamond drillholes and in 1981 another 16 diamond drillholes and defined a narrow, steep dipping podiform breccia zone based on four of those holes.  Historic information available from the Shell program includes assessment and project reports, drill logs, assay laboratory reports and summaries of the sampling and assaying procedures.  Details of the sampling methods, handling, and quality control methods are unknown, and the historic drilling results cannot be verified for the purposes of NI 43-101. Therefore this information is not NI 43-101 compliant and should not be relied upon for investment purposes.   This information, however, is a useful guide for current exploration by the Company’s geologists.  The following table shows historic results in the known mineralized zone.

Stewart Moly Zone
Shell Canada Drilling Results
Hole Number	From (m)	To (m)	Azimuth (Degrees)	Dip (Degrees)	Length (m)	MoS2 (%)	Mo (%)
80-3	2.0	20.0	0	-90	18.0	0.737	0.442
80-3	29.0	54.0	0	-90	25.0	0.233	0.140
81-1	28.1	50.1	150	-45	22.0	0.231	0.138
81-3	0.6	50.6	140	-45	50.0	0.113	0.067
81-9	58.0	128.0	157	-45	70.0	0.331	0.198

Emgold acquired the Stewart Property in 2001 and continued evaluation of the Stewart Moly Zone in 2005 and 2007.  Geochemical sampling, geophysics, trenching, and drilling programs were completed to check historic work and further assess the strong molybdenum and other mineralization in the area.  The Company drilled eight holes in the area, two of which were twin holes adjacent to historic drilling.  The results of the twin holes compared favorably to the original Shell drillholes.  A table of Emgold’s results in or near the known mineralized zone is shown below.

Stewart Moly Zone
Emgold Drilling Results
Hole Number	From (m)	To (m)	Azimuth (Degrees)	Dip (Degrees)	Length (m)	MoS2 (%)	Mo (%)
SM05-01	1.0	138.7	157	-45	137.70	0.051	0.031
SM05-02	0.0	92.35	140	-45	92.35	0.059	0.035
Including	0.0	16.15	140	-45	16.15	0.180	0.108
SM05-04	0.0	13.11	55	-60	13.11	0.118	0.071
SM05-05	0.00	75.29	47	-55	75.29	0.313	0.188
Including	37.85	73.76	47	-55	35.91	0.597	0.358
STW 07-03	54.86	79.25	210	-51	24.39	0.514	0.308

For additional details on drilling by Emgold, see press releases of Nov. 28 and 29, 2005, and Nov. 28, 2007.

The Stewart Moly Zone, as currently interpreted from geologic modeling using MineSight® software, is a mineralized block approximately 200 meters long, with widths of up to 80 meters.  It is exposed at the ground surface and drilling to date indicates a depth of 150 meters.  The zone is open to expansion to the south and at depth.

Emgold’s geologists utilized a strict quality assurance plan during the 2005 and 2007 exploration programs that included communication with contractors about the needs for appropriate quality assurance,  procurement of supplies and services capable of delivering the desired level of quality, sample handling to ensure integrity, inspection and testing to ensure that all work met or exceeded quality criteria, using methods that reduced the potential for errors, proper training of staff, and statistical analysis that ensured quality criteria were met.

Drill core was stored in a secure facility, and then shipped by trucking company from the site directly to either ACME Labs Ltd., or Assayer Canada Ltd, both in Vancouver, BC. All sample preparation was done at the laboratory by their staff and both laboratories were registered with ISO 9001:2000 accreditation.  The assay laboratories catalogued all samples and maintained a complete chain of custody of each sample through the analytical process. Samples were analyzed by multi-acid leach ICP-MS providing ultra-low detection for most elements of interest.  As part of their quality assurance, these laboratories incorporated assaying standards, test blanks and duplicate analyses of samples, and would resolve situations if the analysis of duplicates or standards was not within allowable levels of variation.  Each batch of assays included 24 samples, 3 duplicates, one blank and two standards, and the analysis was repeated if the duplicates or the standards did not match the expected values.  Qualified Person and consulting geologist Perry Grunenberg personally monitored procedures for sample collection and delivery to the trucking company, and also supervised both exploration programs.

Additional work is needed to make Stewart compliant with NI 43-101.  This includes drilling twin holes and assaying samples to verify grades of the historic drilling, infill drilling to develop geologic continuity of the mineralization, and step-out drilling to expand or determine the limits of the molybdenum mineralization.  The 2011 exploration program is expected to accomplish some of these tasks.

David Watkinson, President and CEO of Emgold stated, “The Stewart Property represents a highly prospective exploration property with a variety of exciting targets.  Emgold is currently focused on completing core drilling with the objective of defining an NI 43-101 compliant molybdenum resource in the Stewart Moly Zone to improve the value of the property.”

Information in this news release that is of a scientific or technical nature was prepared by or under the supervision of Perry Grunenberg, P.Geo, an independent consultant to the Company.  He is a Qualified Person as defined in National Instrument 43-101 and is supervising the current exploration program.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information please contact:

Tel: 604-687-4622 Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, drilling programs, expected results and potential mineralization and resources, potential expansion of mineralized zones and goals of defining a NI 43-101 compliant resource on the Stewart Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed drilling program, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate and that the Company is able to procure equipment and supplies for its planned work programs.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.